UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

March 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-12 March 23, 2005

DESCRIPTION:

Queenstake Reports on Mine Development Activities and Selected Near-Mine Exploration Results at Jerritt Canyon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  March 23, 2005

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2005-12

                 March 23, 2005

TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.

SEC file number 0-24096

Queenstake Reports on Mine Development Activities and Selected Near-Mine Exploration Results at Jerritt Canyon

Denver, Colorado – March 23, 2005 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) (the “Company”) reports that it has restarted development at the Steer Mine and entered into a contract to complete the installation of a combined ventilation and escape raise at its Mahala Deposit. These developments will allow Steer and Mahala to go into commercial production in the third quarter of 2005.

At the Mahala deposit, which is accessed through the Smith Mine portal, site preparation and steel fabrication for the raise are currently underway, with drilling expected to start in late April.  The raise will be 1,050 feet in length and nine feet in diameter.  The escape hoist and exhaust fan that will be used are from the MCE mine, which is now entering planned closure.  Completion of the raise scheduled for late in the second quarter of 2005 will allow commencement of commercial production from the Mahala orebody.  Mahala’s reserve at the end of December 2004 was estimated at 217,300 tons at a grade of 0.371 ounces of gold per ton (opt) (80,700 contained ounces) within an indicated resource of 485,500 tons at a grade of 0.305 opt.  There is an additional 280,900 tons of inferred mineral resource estimated at Mahala at a grade of 0.244 opt.  The Company’s press release dated February 7, 2005 contains details on the December 2004 reserves and resources.  The orebody is open to the east and west along strike and also along the northeast-trending Coulee fault.  The Mahala ore is metallurgically friendly, with low fuel value (i.e., it does not cause the roaster to overheat).  Reserve definition and exploration drilling is ongoing with an underground reverse circulation drill. Thirty-two holes totaling 9,295 feet were drilled from February 1 through March 18, 2005.   The table below lists intercepts with an average grade greater than 0.250 opt over 10 or more feet and that are outside the measured and indicated resource envelope.  These intercepts therefore represent incremental additions to mineralization.

Mahala
Hole #	Az (degrees)	Dip (degrees)	TD (feet)	From (feet)	To (feet)	Length (feet)	Grade (opt)	Area	Drill Type
C40020	092	-02	300	190	205	15	0.270	Zone 4	UG-RC
and				230	260	30	0.352	Zone 4	UG-RC
C40021	099	00	300	100	115	15	0.258	Zone 4	UG-RC
C40029	115	00	300	115	165	50	0.340	Zone 4	UG-RC
C40031	115	-14	300	270	300	30	0.386	Zone 4	UG-RC
C40054	124	00	300	105	115	10	0.252	Zone 4	UG-RC
C40055	124	-07	300	115	170	55	0.292	Zone 4	UG-RC
C40057	133	+20	200	85	95	10	0.260	Zone 4	UG-RC
C40058	133	+10	250	95	130	35	0.323	Zone 4	UG-RC
C40062	145	+10	250	105	130	25	0.355	Zone 4	UG-RC
C40065	157	+05	300	115	175	60	0.309	Zone 4	UG-RC

At the Steer Mine, the connection between the mine and the SSX Mine is being advanced from both SSX and Steer.  The 1,800 foot production drift connecting the two mines will provide a secondary escapeway and ventilation, and is expected to be completed late in the second quarter of 2005.  The connection will allow full-scale commercial production from Steer to commence. Development of the Steer orebody is continuing simultaneously with delineation and exploration drilling from underground.   The reserve at the end of December 2004 was estimated at 342,100 tons at a grade of 0.279 opt  (95,300 contained ounces of gold); Steer’s indicated and measured resource (including the reserve) at the end of 2004 was estimated at 522,700 tons at 0.282 opt.  The additional inferred resource is 379,000 tons at 0.262 opt. The company’s press release dated February 7, 2005 contains details on the December 2004 reserves and resources.  Fifty-seven drill holes totaling 11,585 feet were drilled from February 1 through March 18, 2005.  The table below lists intercepts with an average grade greater than 0.250 opt over 10 or more feet and that are outside the measured and indicated resource envelope.  These intercepts therefore represent incremental additions to mineralization.

Steer
Hole #	Az (degrees)	Dip (degrees)	TD (feet)	From (feet)	To (feet)	Length (feet)	Grade (opt)	Area	Drill Type
S10241	194	-33	185	0	120	120	0.312	Block 1	UG-RC
S10242	194	-22	225	95	145	50	0.333	Block 1	UG-RC
S10243	194	-15	230	110	200	90	0.530	Block 1	UG-RC
S10249	199	-02	175	0	20	20	0.303	Block 1	UG-RC
S10253	204	-17	180	135	160	25	0.539	Block 1	UG-RC
S10254	204	-10	175	105	130	25	0.702	Block 1	UG-RC
S10259	219	-15	150	70	140	70	0.263	Block 1	UG-RC
S10265	225	-11	125	60	120	60	0.274	Block 1	UG-RC
S30012	95	-07	290	180	200	20	0.312	Block 3	UG-RC
S30022	114	-20	265	220	265	45	0.297	Block 3	UG-RC
S30023	114	-14	265	80	180	100	0.259	Block 3	UG-RC
S30024	114	-02	245	65	105	40	0.270	Block 3	UG-RC
and				120	130	10	0.271	Block 3	UG-RC
S30025	114	+05	245	65	85	20	0.513	Block 3	UG-RC
S30026	114	+12	250	175	185	10	0.280	Block 3	UG-RC
and				200	215	15	0.420	Block 3	UG-RC
S30028	115	-02	250	170	180	10	0.680	Block 3	UG-RC
and				225	250	25	0.386	Block 3	UG-RC
S30029	115	+04	150	70	90	20	0.445	Block 3	UG-RC
and				110	130	20	0.259	Block 3	UG-RC
S30033	115	+31	150	85	110	25	0.451	Block 3	UG-RC
S10281	130	-09	225	60	80	20	0.302	Block 1	UG-RC
S10282	130	-02	230	45	160	115	0.293	Block 1	UG-RC
S10283	130	+04	225	45	100	55	0.309	Block 1	UG-RC
S10284	130	-09	225	5	40	35	0.512	Block 1	UG-RC
S10285	130	-02	225	55	185	130	0.328	Block 1	UG-RC
S10286	130	+04	225	80	130	50	0.270	Block 1	UG-RC
S10287	130	-10	200	0	50	50	0.384	Block 1	UG-RC
S10288	130	-03	200	0	30	30	0.470	Block 1	UG-RC
S10289	130	+03	200	90	115	25	0.259	Block 1	UG-RC
S10290	97	00	275	25	35	10	0.301	Block 1	UG-RC
S10291	97	+06	300	5	20	15	0.358	Block 1	UG-RC
S10292	97	+12	300	30	75	45	0.257	Block 1	UG-RC

Dorian (Dusty) Nicol, Queenstake’s President and Chief Executive Officer, said, “We continue to obtain high-grade gold mineralization results in our near mine exploration program and are confident that we will continue to add gold ounces to our reserve base.  Steer and Mahala ore that will be produced starting in the third quarter should have a positive impact on Jerritt Canyon production.”

Notes:

1.

A complete set of the data from which the highlighted drill results were selected, as well as maps showing mine and prospect locations, are available on the Company’s website, www.queenstake.com.

2.

A description of the geology, sampling procedures, and the Company's laboratory Quality Assurance /Quality Control procedures are as described in the Company's National Instrument 43-101 Technical Report filed on February 23, 2005.  This report is available on the Company’s website, www.queenstake.com.

3.

Samples from underground drilling are analyzed at the Jerritt Canyon laboratory.  All samples are analyzed using standard fire assay techniques.

4.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Queenstake’s President and Chief Executive Officer, Executive Vice President and Director of Exploration.

5.

Intercepts are reported as drilled; true widths have not yet been calculated.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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